Exhibit 26(d)(2): Adjustable Term Insurance Rider

TERM INSURANCE RIDER

This rider is a part of the policy to which it is attached. This rider must be read with all policy provisions. This rider does not participate in our surplus earnings. The insured under this rider is shown in the Schedule. This rider has no loan value. There is no surrender charge applicable to this rider. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us. The owner of the policy is the owner of this rider.

THE DEATH BENEFIT. The term insurance rider coverage is shown in the Schedule and is reflected in the determination of the total death benefit of the policy. All death benefits will be paid subject to the terms of the base policy.

The term insurance rider coverage may be reduced if there is a partial withdrawal.

COST OF INSURANCE. The cost of insurance for this rider is included with the cost of insurance for the policy. The cost of insurance rates are described in the Cost of Insurance provision of the policy.

TERM RIDER ACQUISITION CHARGE. The monthly term rider acquisition charge is added to the policy's monthly deduction from the policy value as of each monthly processing date until this rider terminates. The charge will be determined by us from time to time, but will never exceed the maximum Term Rider Acquisition Charge shown in the Schedule. The charge will be based on the initial term insurance rider coverage and the issue age of the insured.

INCONTESTABILITY. After this rider has been in force while the insured is alive for two years from the rider effective date, we will not contest the statements in the application for this rider attached at the time the rider is issued.

After this rider has been in force while the insured is alive for two years from the effective date of any increase in the amount of insurance of this rider, we will not contest the statements in the application for the increase.

After this rider has been in force while the insured is alive for two years from the effective date of any reinstatement of this rider, we will not contest the statements in the application for such reinstatement of this rider.

SUICIDE EXCLUSION. If the policy terminates for suicide, this rider will then terminate without value.

If the insured commits suicide, while sane or insane, within two years of the rider effective date and the policy is not terminated due to this suicide, we will terminate this rider and make a limited payment to the beneficiary for the rider. We will pay in one sum the amount of the cost of insurance for this rider which was deducted from the policy.

If the insured commits suicide, while sane or insane, within two years of the effective date of an increase and the policy is not terminated due to this suicide, we will terminate the increase and pay the cost of insurance associated with the increase.

MISSTATEMENT OF AGE OR SEX. If the insured's age or sex has been misstated, the death benefit will be adjusted. Notwithstanding the Incontestability provision above, the death benefit will be that which the cost of insurance which was deducted from the policy value on the last monthly processing date prior to the death of the insured would have purchased for the insured's correct age or sex.

CHANGE IN AMOUNT OF COVERAGE. You may request that the term insurance rider coverage be increased or decreased by sending a written request to our Customer Service Center. Changes are not allowed before the first rider anniversary. Any change in death benefit must be at least $1,000. Such change is subject to the following conditions:

  Any request for an increase must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured is still insurable at the original underwriting class, premium class, and rating factor according to our normal rules of underwriting for this type of rider. If there is no change in underwriting class, premium class and rating factor, the increase will be processed.

  For any increase or addition to the death benefit, the effective date will be the monthly processing date that falls on or next follows the date the supplemental application is approved by us. For any decrease in the death benefit, the effective date will be the monthly processing date following the date we receive your written request to reduce coverage.

Any decrease in the insurance coverage will first reduce the term insurance rider coverage before the base insurance coverage is reduced.

For any change in coverage, a supplemental Schedule will be issued.

TERMINATION. This rider will terminate on the earliest of the following dates:

a) Expiration of the grace period of the policy.
b) Termination or surrender of the policy.
c) Receipt by us of a written request from you to cancel this rider on any monthly processing date.
d) Policy anniversary nearest the insured's age 100.

  Any deduction for the cost of insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the policy value as of the date of the deduction.

REINSTATEMENT. If you reinstate your policy under the Reinstatement provision in the policy, this rider will be reinstated.

SECURITY LIFE OF DENVER INSURANCE COMPANY

/s/ Paula Cludray-Engelke

SECRETARY